Exhibit 1.01

Abbott Laboratories

Conflict Minerals Report

For the Year Ended December 31, 2025

This report for the year ended December 31, 2025 has been prepared by Abbott Laboratories and its consolidated subsidiaries, as context requires (herein referred to as “Abbott,” “we,” “us,” or “our”) and is submitted in accordance with Rule 13p-1 of the Securities Exchange Act of 1934 (the Rule), and regulations and guidance issued by the Securities and Exchange Commission (SEC) relating to the Rule. This report is available on our website at https://www.abbott.com/en-us/policies/conflict-minerals..

1.	Overview

Abbott is a broad-based, global health care company. We discover, develop, manufacture and market a wide range of health care products, including nutritional products, diagnostic systems and tests, branded generic pharmaceuticals, and medical devices.

We analyzed the products we manufacture or contract to have manufactured, and found that small quantities of tin, tantalum, tungsten, and gold (3TG) may be present in a number of our products; primarily, in electronic diagnostic and monitoring instruments, in medical and surgical devices and equipment, and in product components containing metal alloys. After requesting information from our suppliers as described below, we are unable to determine whether the limited quantities of 3TG actually present in our products originated from the Democratic Republic of the Congo (DRC) or adjoining countries, and whether such 3TG came from recycled or scrap sources. We similarly have been unable to conclusively identify the specific facilities used to process the 3TG actually present in our products.

Supply Chain

Abbott manufactures thousands of products. Because of the diversity and complexity of our products, we have thousands of suppliers that supply us with parts, components, or other materials. Each of these suppliers may in turn have large numbers of sub-suppliers. We typically do not have direct relationships with mines, smelters, or refiners. We rely on our suppliers to provide information on the origin of 3TG contained in the parts, components, and materials supplied to us — including sources of 3TG that are supplied to them from their lower-tier suppliers. Many of our smaller suppliers, as well as those further upstream in the supply chain, are not SEC registrants subject to the Rule.

Our contracts with Tier I suppliers may be in force for multiple years and historically did not require the supplier to provide Abbott with information regarding the origin of 3TG. To address this issue in new or renewed supplier contracts, we have modified our supplier contract templates to include terms which require suppliers to provide information regarding the source and chain of custody of 3TG present in the parts, components, and materials they supply to Abbott. We rely on the cooperation of our Tier I suppliers to provide the necessary information on the origin of 3TG and have worked with our suppliers to obtain current 3TG sourcing information, as described in more detail below.

Requesting Information from Suppliers

Abbott’s supplier query program was designed to survey Tier I suppliers who provide parts, components, or materials likely to contain 3TG. We also surveyed lower-tier, sub-suppliers that were identified by a distributor providing parts, components, or materials to Abbott.

We surveyed suppliers using the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI). The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a manufacturer’s supply chain,and forms a basis for our Reasonable Country of Origin Inquiry (RCOI). The CMRT includes questions regarding the supplier’s “conflict-free policy,” its engagement with its direct upstream suppliers, a listing of smelters used in the supply chain and whether any of the conflict minerals originated from recycled or scrap sources. In addition, the CMRT contains questions about the origin of 3TG included in the supplier’s products, as well as the respondent’s due diligence on their suppliers.

We provide suppliers with training materials on Conflict Minerals when we send out the CMRT. RMI also makes written instructions and recorded training on the CMRT available on its website. We provide a link to the RMI website in our training materials.

2.	Design of Due Diligence Process

Abbott’s due diligence measures were designed to conform in all material respects with the framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. Below is a description of the measures that Abbott implemented and the diligence we performed.

3.	Description of Due Diligence Performed

The due diligence measures we performed are presented below according to the five-step framework established by the OECD.

3.1	Company Management Systems Communication

Abbott’s company statement relating to conflict minerals is available at: https://www.abbott.com/en-us/policies/conflict-minerals.

Internal Management Structure

We established an internal management structure and processes to support supply chain due diligence related to 3TG. Leading our internal program is a cross-functional conflict minerals steering committee chaired by the Vice President, Regulatory, Quality, and Compliance.

In addition, we have established sub-teams focused on development, implementation, and ongoing enhancements to our compliance processes. The sub- teams include management representatives and subject matter experts from each of our operating divisions, as well as representatives from Legal, Quality Assurance, Purchasing, Finance, Government Affairs, and Public Affairs.

Members of the Conflict Minerals Steering Committee briefed our Executive Vice President, Finance and Chief Financial Officer and our Executive Vice President, General Counsel and Secretary on the results of our supplier due diligence efforts.

System of Controls and Transparency

Through our membership in the RMI we actively follow and support national and international efforts to identify upstream actors in the supply chain and increase traceability.

We have established various supplier controls, including our Supplier Guidelines, which outline expected behaviors and practices for all Abbott suppliers. The Supplier Guidelines instruct suppliers to report on the source and chain of custody of any 3TGs contained in the parts, components, or materials supplied to Abbott, following the guidelines developed by the OECD. This includes providing information on the location of the mine or the country of origin and/or the smelter where the 3TG was processed.

In addition, our Code of Business Conduct outlines Abbott’s core values and expectations for Abbott employees.

Abbott has established procedures and control systems designed to ensure relevant documentation is retained for an appropriate time period.

Supplier Engagement

We have modified our supplier contract templates to include terms which require suppliers to provide information regarding the source and chain of custody of 3TG present in the parts, components, and materials they supply to Abbott.

Our Supplier Guidelines also include expectations for suppliers regarding the tracking and reporting of 3TGs in the parts, components, or materials they supply to Abbott. As part of our supplier query process, we also make available training materials on the requirements of the Conflict Minerals Rule and the proper procedure to complete the CMRT.

Grievance Mechanism

We have longstanding grievance mechanisms for employees and suppliers to report potential concerns or violations of Abbott policies. These mechanisms include direct reporting to managers or compliance officers, on-line reporting, and a toll-free Helpline that is available 24 hours a day, seven days a week, with interpreters available in multiple languages.

3.2	Identify and Assess Risk in the Supply Chain

We identified and surveyed suppliers who provide Abbott with parts, components, or materials likely to contain 3TG. We evaluated the responses we received to determine if the response was complete or if further engagement with the supplier was required. We attempted to engage suppliers who did not respond, provided an incomplete response, or provided inconsistent data within the CMRT. We have worked, and will continue to work, with these suppliers to obtain additional information to supplement their responses.

An important component of our supplier query process, and an element of the CMRT, is the identification of processing facilities or smelters used in the supply chain. As described below, we evaluated smelter information provided by our suppliers using information obtained through our membership in RMI. RMI is the leading third party provider of resources for companies addressing conflict minerals in their supply chain. RMI engages directly with smelters to assess smelter due diligence and certifies smelters through its flagship Responsible Minerals Assurance Process (RMAP) (formerly the Conflict Free Smelter Program - CFSP). The RMAP uses an independent risk-based audit program to evaluate a smelter’s conformance with RMAP protocols and global standards and to validate the smelter’s management processes for responsible mineral procurement. Additional information on the RMAP can be found on RMI’s website at http://www.responsiblemineralsinitiative.org/.

We utilized RMI’s information regarding smelters as part of our efforts to identify the source of the minerals processed by the smelters identified by our suppliers. In many cases, suppliers identified facilities that could not be confirmed as known smelters. In such situations we notified RMI, which has also implemented a process to confirm whether such facilities are legitimate smelters.

We worked directly with our suppliers and RMI to improve the accuracy of reported processing facility information and to verify the identity of these reported facilities. We also partner with our suppliers to encourage smelters to engage with RMI and participate in RMI’s RMAP.

3.3	Design and Implement a Strategy to Respond to Risks

Abbott’s strategy to respond to identified risks in the supply chain includes the following elements:

•	We identify potential risks in supplier responses by evaluating the response for defined red flags. These red flags include the following:

•	The supplier has not responded within 42 days from the date the initial supplier query was sent.

•	The supplier reports that their products do not contain conflict minerals and this is either not consistent with information known by Abbott or supported by documentation or evidence.

•	The supplier reports it has received data/information for each 3TG from less than 50% of all relevant sub-suppliers.

•	The supplier reports it has not identified all of the smelters supplying the 3TG in its supply chain.

•	The supplier has not reported all applicable smelter information in the CMRT.

•	A smelter(s) is not listed with RMI or RMI identifies the smelter as Not Eligible, Alleged or Group Company.

•	We address incomplete, inconsistent, or otherwise unsatisfactory responses received from our suppliers, through an escalation process which requires the appropriate operating unit in Abbott to contact the supplier by email. If a complete response is not received, the operating unit will elevate the issue to our supplier procurement department, who must attempt to make verbal contact with the supplier. If we still do not receive a complete response, the matter will be directed to management for a formal resolution, which may include evaluation of alternative suppliers. Non- responding supplier information continued to be a focus in 2025.

•	We notify RMI of any processing facilities identified by suppliers that are not on the known smelter list. RMI has implemented a process to confirm whether such facilities are legitimate smelters.

•	We evaluate reported smelters and identify RMI-certified conformant smelters through our membership and participation in RMI. RMI audits and certifies smelters through its Responsible Minerals Assurance Process.

•	We maintain a dashboard to regularly monitor and track our supply chain risk assessment process.

•	Management is briefed about our due diligence efforts on a regular basis.

3.4	Carry out Independent Third-Party Audit Supply Chain Due Diligence at Identified Points in the Supply Chain

We support audits of 3TG smelters and refiners conducted by third parties through our participation and membership in the RMI. RMI’s flagship program, the Responsible Minerals Assurance Process (RMAP) (formerly the Conflict-Free Smelter Program - CFSP), uses independent third-party audits of smelter/refiner management systems and sourcing practices to validate conformance with RMAP protocols and global standards. The audit employs a risk- based approach to validate smelters’ company level management processes for responsible mineral procurement.

3.5	Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is filed with the SEC, and is available on our website at the following link: https://www.abbott.com/en-us/policies/conflict-minerals.

4.	Steps to Mitigate Risk

Abbott has taken or intends to take the following steps to continuously improve the due diligence conducted on the source and chain of custody of 3TG in our products:

a)	Participate as a member in the RMI in efforts to increase the number of smelters and refiners participating in the Responsible Minerals Assurance Process (RMAP).

b)	Engage with suppliers and direct them to training and other resources designed to help them increase the response rate, improve the content of the supplier survey responses, and ensure that the processing facilities they identify are actual, known smelters or refiners. We also encourage our suppliers to engage with sub-suppliers that use RMAP conformant smelters in their supply chain.

c)	For identified known smelters that are not participating in the RMAP, work with suppliers and RMI to engage these smelters to encourage participation in the RMAP.

d)	Work with peer groups and relevant trade associations to define and improve best practices with our supply chain in accordance with the OECD Guidance.

e)	For new or renewed supplier contracts, include a clause requiring the supplier to provide requested information regarding 3TG in the parts, components or materials they supply to Abbott.

5.	Determination

For 2025, we received responses from a majority of the suppliers we surveyed. Many of the responding suppliers provided processing facility data. Using that data, and cross-checking against existing RMI smelter lists we were able to confirm 364 of the processing facilities identified by our suppliers as actual known smelters.

Of the known smelters, 222 conform with the Responsible Minerals Assurance Process (RMAP) assessment protocols and are considered conflict-free. Another 7 smelters were reported to be actively undergoing the RMAP audit.

Based on information provided by RMI, 17 of the 222 RMAP conformant smelters identified by our suppliers were reported as sourcing minerals from the DRC or an adjoining country. 102 were reported as not sourcing from the DRC or an adjoining country and 41 were reported as sourcing solely from recycled or scrap materials. Sourcing was not disclosed for 62 of the conformant smelters.

Numerous suppliers also reported some use of 3TG produced from recycled or scrap sources in their supply chain during 2025 but did not provide information on whether any of the parts, components, or materials actually supplied to Abbott contained any 3TG from those recycled or scrap sources. In addition, none of the responding suppliers were able to identify the specific facility that processed 3TG in the products actually supplied to Abbott. As a result, we were unable to conclusively identify the specific facilities that were used to process the 3TG contained in the parts, components, or materials actually supplied to Abbott, or whether the 3TG came from recycled or scrap sources.

Similarly, based on our due diligence efforts, we do not have sufficient information to conclusively determine the country of origin of the 3TG contained in the parts, components, or materials actually supplied to Abbott.

We seek reasonable information about 3TG smelters and refiners and the mines or locations of origin of 3TG in our supply chain through the following efforts: supporting industry initiatives like the RMI through our membership; reviewing best practices established in the Organization for Economic Co- operation and Development (OECD) and other due diligence implementation programs; and requesting our suppliers to complete the CMRT, and evaluating supplier responses as described above.

Forward-looking Statements

Please note that forward-looking statements relating to Abbott’s future plans are based on current expectations and assumptions, and are not intended to be guarantees. Our actual actions may differ from these forward-looking statements.